As filed with the United States Securities and Exchange Commission December 14, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Amendment No. 1
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
NII Holdings, Inc.
(Name of Subject Company (Issuer))

NII Holdings, Inc.
(Name of Filing Person — (Offeror))

3 1/2% Convertible Notes due 2033
(Title of Class of Securities)

62913F AA0 and 62913F AD4
(CUSIP Number of Class of Securities)

Robert J. Gilker, Esq.
Vice President, General Counsel and Secretary
NII Holdings, Inc.
10700 Parkridge Boulevard, Suite 600
Reston, Virginia 20191
(703) 390-5100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)
Copies to:
Robert E. Spicer, Jr., Esq.
Williams Mullen
A Professional Corporation
1021 East Cary Street
Richmond, Virginia 23219
(804) 643-1991
Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$440,495,539	$47,133

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the tender of all of our outstanding 3 1/2% Convertible Notes due 2033 for conversion into shares of our common stock. If all of the notes are validly tendered and not withdrawn, we will pay to the holders thereof an aggregate of $4,568,100 in cash plus accrued and unpaid interest on the Notes up to (but not including) the conversion date of $781,653 and issue to the holders thereof an aggregate of 6,852,150 shares of our common stock having an aggregate market value of $435,145,786 (based on the average of the high and low trading prices of our common stock on the Nasdaq Global Select Market on November 9, 2006).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $47,133	Filing Party: NII Holdings, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 13, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on November 13, 2006 by NII Holdings, Inc., a Delaware corporation (the “Company”), in connection with its offer to pay a cash premium of $50.00, plus accrued and unpaid interest up to (but not including) the conversion date, for each $1,000 principal amount of the Company’s 3 1/2% Convertible Notes due 2033 that is validly tendered for conversion into shares of its common stock, par value $0.001 per share, upon the terms and subject to the conditions described in the Offering Circular, dated November 13, 2006, and the related Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which together, as amended and supplemented from time to time, constitute the “Offer”).
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
On December 14, 2006, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on December 12, 2006. A copy of the press release is filed as Exhibit (a)(5)(i) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(i)	Press Release Announcing Final Results of Offer dated December 14, 2006 (incorporated by reference to Exhibit 99.1 to NII Holdings’ Form 8-K, File No. 0-32421, filed on December 14, 2006).

SIGNATURE
     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NII HOLDINGS, INC.
By:	/s/ Daniel E. Freiman
Daniel E. Freiman
Vice President and Controller

Dated: December 14, 2006

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offering Circular dated November 13, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients.*

(a)(1)(v)	Press Release Regarding Offer dated November 13, 2006.*

(a)(5)(i)	Press Release Announcing Final Results of Offer dated December 14, 2006 (incorporated by reference to Exhibit 99.1 to NII Holdings’ Form 8-K, File No. 0-32421, filed on December 14, 2006).

(b)	None.

(d)(i)	Registration Rights Agreement, dated as of November 12, 2002, between NII Holdings and Eligible Holders (incorporated by reference to Exhibit 10.19 to NII Holdings’ Form S-1, File No. 333-102077, filed on December 20, 2002).

(d)(ii)	Standstill Agreement, dated as of November 12, 2002, among NII Holdings, Nextel Communications, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.21 to NII Holdings’ Form S-1, File No. 333-102077, filed on December 20, 2002).

(d)(iii)	Form of Indenture governing our 2.875% convertible notes due 2034, dated as of January 30, 2004, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.5 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).

(d)(iv)	Form of Registration Rights Agreement related to our 2.875% convertible notes due 2034, dated as of January 27, 2004, by and between NII Holdings, Inc. and Banc of America Securities LLC as the initial purchaser (incorporated by reference to Exhibit 10.24 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).

(d)(v)	Indenture governing our 2.75% convertible notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.1 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).

Exhibit
Number	Description

(d)(vi)	Registration Rights Agreement related to our 2.75% convertible notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NII Holdings’ Form 10-Q, filed on November 9, 2005).

(g)	None.

(h)	None.

*	Previously filed with Schedule TO on November 13, 2006.